As filed with the Securities and Exchange Commission on June 28, 2004
                                                      Registration No. 001-13202
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   for the fiscal year ended December 31, 2003
                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                     for the transition period from     to


                         Commission File number: 1-13202

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Nokia Retirement Savings and Investment Plan
     Nokia Holding, Inc.
     6000 Connection Drive
     Irving, Texas 75039

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     Nokia Corporation
     Keilalahdentie 4, P.O. Box 226
     FIN-00045 NOKIA GROUP
     Espoo, Finland



================================================================================

                  Nokia Retirement Savings and Investment Plan



                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Report of Independent Accountants                                            4

Financial Statements as of December 31, 2003 and 2002                        5
for the years then ended

Signature Page                                                               13

Index To Exhibits                                                            14

Consent of Independent Auditors                                              15

Nokia Retirement Savings and
Investment Plan (As Amended
and Restated 2001)
Report on Audit of Financial Statements
As of December 31, 2003 and 2002 and
For the Year Ended December 31, 2003

            Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
  Nokia Retirement Savings and Investment Plan (As Amended and Restated 2001)


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Nokia Retirement Savings and Investment Plan (as Amended and Restated
2001) (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP


Dallas, Texas
June 21, 2004

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2001)
Contents
--------------------------------------------------------------------------------

                                                                         Page(s)
                                                                         -------
Report of Independent Registered Public
  Accounting Firm ............................................................1

Financial Statements

Statements of Net Assets Available for Benefits
  at December 31, 2003 and 2002................................................2

Statement of Changes in Net Assets Available for
  Benefits for the Year Ended December 31, 2003................................3

Notes to Financial Statements..................................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets
  Held at End of Year..........................................................8

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2001)
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002
--------------------------------------------------------------------------------

                                                       2003             2002
                                                       ----             ----
Assets
Investments, at fair value                        $ 313,439,791    $ 220,412,480
Participant loans                                    13,483,718       10,978,039
                                                  -------------    -------------
                                                    326,923,509      231,390,519
Receivables
  Employer contributions                             10,909,112       10,107,335
  Participant contributions                           1,400,966          980,507
                                                  -------------    -------------
                                                     12,310,078       11,087,842
Liabilities
Accrued expenses                                        141,620           61,597
                                                  -------------    -------------
Net assets available for benefits                 $ 339,091,967    $ 242,416,764
                                                  =============    =============


   The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2001)
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2003
--------------------------------------------------------------------------------

Additions to net assets attributed to
  Investment income
    Net appreciation in fair value of investments                 $  39,245,678
    Dividend and interest income                                      2,738,822
                                                                  -------------
                                                                     41,984,500
                                                                  =============
  Contributions:
    Employer                                                         35,970,592
    Participant                                                      38,440,053
    Rollovers                                                         1,840,668
                                                                  -------------
                                                                     76,251,313
                                                                  =============
         Total additions                                            118,235,813
                                                                  =============

Deductions from net assets attributed to
  Benefit payments and withdrawals                                  (21,362,076)
  Administrative expenses                                              (198,534)
                                                                  --------------
         Total deductions                                           (21,560,610)
                                                                  ==============
         Net increase                                                96,675,203

Net assets available for benefits
        Beginning of year                                           242,416,764
                                                                  --------------
        End of year                                               $ 339,091,967


   The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2001)
Notes to Financial Statements
--------------------------------------------------------------------------------

1.   Description of Plan

     The following description of the Nokia Retirement Savings and Investment Plan (as Amended and Restated 2001) (the "Plan") provides only general information. More complete information regarding items such as eligibility requirements, vesting and benefit provisions may be found in the summary plan description, which has been distributed to all Plan participants, and also in the Plan document, which is available to all Plan participants upon request.

     o The Plan is a defined contribution plan that covers eligible employees of Nokia Inc. (the "Company" or "Nokia"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     o The Plan administrator, Nokia, retains responsibility for oversight of the Plan and the Plan's day-to-day administration.

     o Employees are eligible to participate in the Plan after completing one hour of service and attaining age 18; however, individuals identified as interns and cooperatives in the payroll system are not eligible to participate in the Plan.

     o Participant contributions are matched by the Company in cash at the rate of one dollar per dollar up to 6% of the participants' eligible earnings.

     o Each participant's account is credited with the participant's voluntary contributions, the Company's matching and discretionary contributions and Plan earnings.

     o Plan earnings are credited to a participant's account at the rate attributable to the participant's specific account balance on each day the New York Stock Exchange is open for business or any other day selected by the Plan's 401(k) committee.

     o Participants may determine their own investment mix in relation to their particular accounts. Participants have the following core investment options: Nokia Stock Fund, American Express Trust Income Fund III, PIMCo Total Return Fund, Dreyfus Emerging Leaders Fund, Invesco Total Return Fund, SSGA S&P 500 Index Fund, Templeton Foreign Fund as well as a mutual fund window comprised of approximately 42 various funds.

     o Participants are able to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance at market interest rates payable under various term lengths specified in the loan agreement.

     o    Participants vest in employer contributions as follows:

                                                                     Vested
     Number of Years of Service                                    Percentage
     --------------------------                                    ----------

     Less than 1 year                                                   0%
     1 full year                                                       25%
     2 full years                                                      50%
     3 full years                                                      75%
     4 or more full years                                             100%

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2001)
Notes to Financial Statements
--------------------------------------------------------------------------------

     o Upon termination of employment for reasons other than disability or death, participants' benefits will be payable as follows (subject to spouses' rights, if any):

          - A participant who was a member of the Plan on December 31, 1988, and the value of whose vested account is more than $5,000, may elect to have benefits paid in a lump-sum payment or as an immediate or deferred annuity.

          - A participant who became a member of the Plan after December 31, 1988, and the value of whose vested account is more than $5,000, may elect to have benefits paid in a lump-sum payment or may choose to leave funds in the Plan up to age 70 1/2.

          - A participant who has a vested account balance of $1,000 or less will automatically be paid in a lump-sum payment.

          - Amounts of Company contributions forfeited by participants are maintained separately by the Plan to pay administration fees and certain investment charges. At December 31, 2003 and 2002, the Plan contained $359,097 and $96,025, respectively, as a result of participant forfeitures.

     o At December 31, 2003 and 2002, the Plan's participant balances included $226,058 and $241,482, respectively, which the participants elected to withdraw prior to year-end, but did not receive a distribution until after year-end.

2.   Plan Termination

     While it has not expressed any intent to do so, the Company may discontinue the Plan at any time subject to the provisions of ERISA. In the event of Plan termination participants will become 100% vested in their accounts.

3.   Summary of Significant Accounting Policies

     Basis of Presentation
     The financial statements of the Plan are presented on the accrual basis of accounting, except for benefits paid to participants, which are recorded when paid.

     Investment Valuation and Income Recognition
     Investments in securities are valued at quoted market prices on the last business day of the year. Investments in the Nokia Stock Fund are valued at the quoted market prices on the last business day of the year plus cash held in the fund, which approximates fair value. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of securities is based on the first-in, first-out method. Dividend income is recorded on the ex-dividend date. Interest income is recognized on the accrual basis.

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2001)
Notes to Financial Statements
--------------------------------------------------------------------------------

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Gains and losses on disposition of assets are determined using historical average cost.

     Plan Expenses
     Expenses incurred by the Plan for audit fees, certain administration fees and certain investment charges are paid by the Plan. All other operating expenses of the Plan are paid by the Company.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4.   Investments

     Investments that individually represent 5% or more of the Plan's net assets, at fair value as of December 31, 2003 and 2002.

                                                          2003           2002
                                                    -------------   ------------
     Nokia Stock Fund                               $ 104,173,701   $ 87,841,843
     American Express Trust Income Fund III            50,011,657     38,027,784
     PIMco Fund Total Return                           17,118,104     15,163,338
     SSGA Funds S&P 500 Index Fund                     26,483,087              -

     During 2003, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $39,245,678 as follows:

     Nokia Stock Fund                                               $  9,715,181
     Mutual funds                                                     29,530,497
                                                                    ------------
                                                                    $ 39,245,678

5.   Tax Status

     The Internal Revenue Service has ruled, in a favorable determination letter dated November 22, 2002, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Participant contributions take the form of before-tax contributions and are deferred from federal income taxes. The Plan does not allow for voluntary after-tax contributions for employees working in the United States. Voluntary after-tax contributions are permitted with respect to those participants who are working outside the United States on temporary assignments.

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2001)
Notes to Financial Statements
--------------------------------------------------------------------------------

6.   Concentration of Credit

     Risk Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan's investments and accounts receivable.

     At December 31, 2003, approximately 32% of the Plan's assets are invested in the Nokia Stock Fund.

7.   Related Party Transactions

     The Plan sold approximately $8,100,000 and $9,200,000 of the Nokia Stock Fund in 2003 and 2002, respectively. In addition, contributions used to purchase the Nokia Stock Fund by the Plan were approximately $16,300,000 and $17,400,000 in 2003 and 2002, respectively. The Nokia Stock Fund is comprised of Nokia American Depository Shares and cash. Shares of Nokia American Depository Shares were bought/sold in the open market at quoted fair market values at the date of purchase/sale.

                              SUPPLEMENTAL SCHEDULE

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2001)
Schedule H, Line 4i - Schedule of Assets Held at End of Year
--------------------------------------------------------------------------------

Identity of Issuer, Borrower, Lessor       Description of              Current
     or Similar Party                        Investment                 Value
--------------------------------------- -----------------------     ------------
AIM Blue Chip Fund                          Mutual fund              $   493,725
American Balanced Fund                      Mutual fund                7,180,888
American Century Value Investors Fund       Mutual fund                  836,216
American Century Income & Growth
  Investors Fund                            Mutual fund                  386,666
American EuroPacific Growth Fund            Mutual fund                2,469,158
American Fundamental Investors              Mutual fund                  518,625
American Washington Mutual Fund             Mutual fund                1,823,314
American Express Growth Y Fund              Mutual fund               11,900,275
American Express Trust Income Fund III      Mutual fund               50,011,657
Baron Asset Fund                            Mutual fund                4,599,500
Baron Growth Fund                           Mutual fund                2,098,222
Clearing account                            Money market                 725,797
Dreyfus Founders Discovery Fund             Mutual fund                  579,336
Dreyfus Emerging Leaders Fund               Mutual fund               12,975,311
Federated Growth Strategies Fund            Mutual fund                  300,763
Federated Stock Fund                        Mutual fund                  288,993
Fidelity Diversified International Fund     Mutual fund                2,136,501
Fidelity Dividend Growth Fund               Mutual fund                7,567,183
Fidelity Value Fund                         Mutual fund                2,752,284
Hewitt Service Trust Money Market Fund      Money market                  44,082
Growth Fund of America                      Mutual fund                2,657,854
Invesco Energy Fund                         Mutual fund                  956,233
Invesco Financial Services Fund             Mutual fund                  567,748
Invesco Health Sciences Fund                Mutual fund                1,053,960
Invesco Technology II Fund                  Mutual fund                1,427,963
Invesco Utilities Fund                      Mutual fund                  133,965
Invesco Dynamics Fund                       Mutual fund                  831,669
Invesco Small Company Growth                Mutual fund                  328,260
Invesco Total Return Fund                   Mutual fund               12,169,772
Janus Balanced Fund                         Mutual fund                1,919,645
Janus Fund                                  Mutual fund                1,392,325
Janus Small Cap Value Fund                  Mutual fund                1,914,776
Janus Overseas Fund                         Mutual fund                  547,673
Janus Twenty Fund                           Mutual fund                1,498,512
Janus Worldwide Fund                        Mutual fund                  690,207

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2001)
Schedule H, Line 4i - Schedule of Assets Held at End of Year
--------------------------------------------------------------------------------

Identity of Issuer, Borrower, Lessor       Description of              Current
     or Similar Party                        Investment                 Value
--------------------------------------- -----------------------     ------------
MFS Capital Opportunities Fund              Mutual fund                  381,413
MFS Massachusetts Growth Investors Fund     Mutual fund                  679,374
MFS New Discovery Fund                      Mutual fund                  340,535
Nokia Stock Fund*                           Stock fund               104,173,701
Nueberger Berman Genesis Fund               Mutual fund                4,862,841
PIMCo Total Return Fund                     Mutual fund               17,718,104
PIMCo Small Cap Value                       Mutual fund                1,573,607
Putnam Europe Growth A Fund                 Mutual fund                   95,720
Scudder Latin America Fund                  Mutual fund                  588,773
Scudder High Return                         Mutual fund                2,188,261
Sound Shore Fund                            Mutual fund                  607,608
SSGA Emerging Markets A Fund                Mutual fund                  870,262
SSGA S&P 500 Index Fund                     Mutual fund               26,483,087
Templeton Foreign Fund                      Mutual fund               14,313,131
Turner Small Cap Growth Fund                Mutual fund                  794,319

Participant loans                  Interest rates varying             13,483,718
                                   between 7% and 10%;
                                   fully amortized payment
                                   schedules
                                                                    ------------
                                                                    $326,923,509
                                                                    ============
* Party-in-interest

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                                 Nokia Retirement Savings and Investment Plan



Date:  June 28, 2004             By:  /s/ Linda Fontenaux
                                     -------------------------------------------
                                 Name:  Linda Fontenaux
                                 Title: Plan Administrator

                                INDEX TO EXHIBITS



Exhibit No.    Exhibit                                              Page Number

23             Consent of PricewaterhouseCoopers LLP,                       15
               Independent Auditors.

                                                                      Exhibit 23

                  CONSENT OF REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-12366 and No. 33-93770) of Nokia, Inc of our report dated June 21, 2004 related to the financial statements of Nokia Retirement Savings and Investment Plan (as amended and restated 2001) as of December 31, 2003 and 2002 and for the year ended December 31, 2003, which appears in this Form 11-K.


/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Dallas, TX

June 28, 2004